SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

July 15, 2008

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

City of Buenos Aires, July 15, 2008

To the
Comisión Nacional de Valores
25 de mayo 175, 3er. Piso
City of Buenos Aires

Re.: Banco Macro S.A. Reports Relevant Event in Compliance with Section 2, Chapter XXI of Book 6 of the Rules of the Comisión Nacional de Valores.

Dear Sirs,

In my capacity as attorney-in-fact of Banco Macro S.A. (the "Bank") and in compliance with Section 2, Chapter XXI of Book 6 of the Comisión Nacional de Valores’ Rules (General Resolution Number 368 - as consolidated in 2001) I hereby inform the Comisión Nacional de Valores (the “CNV”) that the Board of Directors of the Bank has decided to amend the price range of certain shares issued by the Bank and increase both the maximum number of shares to be acquired and the maximum amount of the investment.

This decision has been adopted because of the current international macroeconomic context and the fluctuations in the domestic and international capital markets, following the reduction of prices of the shares of local companies, including the price of the shares of the Bank.

Likewise, the terms and conditions, for the acquisition of the shares issued by the Bank are as follows:

1.	Maximum amount of the investment: Up to Ps$. 290,000,000.
2.
Maximum number of shares to be acquired: Up to 50,000,000 common, book entry, Class B shares with a par value of Ps$. 1 (one Peso) each and entitled to 1 (one) vote per share, (the “Shares”), in the form of shares or American Depositary Shares or ADS representing 10 shares each, which amount does not exceed the limitation of the 10% of the capital of the Bank, as established by the applicable Argentine laws and regulations.

3.
Payable price: Between Ps$. 4.00 per Share and up to Ps$. 7.00 per Share, up to the acquisition of 30,000,000 shares. Since the acquisition of such amount, between Ps$. 4.00 per Share and up to Ps$. 6.00 per Share

4.
Term for the acquisition: 30 calendar days, since August 6, 2008 (later day of the end of the 30-day term established by the Board of Directors on July 4, 2008) subject to any renewal or extension to be duly and timely informed to the public.

I hereby inform the CNV that, under the above mentioned terms and condition the Bank acquired 21,297,677 Shares, (representatives of 3.1% of the share capital of the Bank) for an amount of Ps. 128,417,353, with a pending use of funds of Ps. 81,582,647.

Finally, as established in the applicable regulation, the bank shall aquire per day an amount of shares equal to 25% of the mean daily traded volume of the Bank’s shares during the previous ninety days

In case of any doubt or inquiry, please contact me

Sincerely,

/s/ Jorge F. Scarinci
Jorge F. Scarinci
Attorney-In-Fact

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 15, 2008
MACRO BANK INC.

By:	/s/
Name:	Luis Cerolini
Title:	Director